Exhibit 4.1

SECOND AMENDMENT TO RIGHTS AGREEMENT

This SECOND AMENDMENT TO RIGHTS AGREEMENT, effective as of July 11, 2007, is between Franklin Electric Co., Inc., an Indiana corporation (the “Company”) and LaSalle Bank National Association, as Rights Agent (the “Rights Agreement”).

WHEREAS, the Company previously entered into the Rights Agreement dated as of October 15, 1999, as amended by the First Amendment to Rights Agreement dated as of December 1, 2006 (as amended, the “Rights Agreement”); and

WHEREAS, the Company desires to amend the Rights Agreement, pursuant to and as permitted under Section 27a of the Rights Agreement;

NOW, THEREFORE, it is mutually agreed between the Company and the Rights Agent that:

1. Section 1a(x) of the Rights Agreement is hereby amended to delete the word “or” between clause (v) and clause (vi), to add the word “or” between clause (vi) and new clause (vii), and to add a new clause (vii) that will read as follows:

(vii) Select Equity Group, Inc., Select Offshore Advisors, LLC and their respective Affiliates and Associates (collectively, the “Select Parties”), as long as either (A) the Select Parties Beneficially Own no more than 17.5% of the outstanding shares of Common Stock and are eligible to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than the acquisition or disposition of Common Stock) or (B) if the Select Parties are required to report their Beneficial Ownership of Common Stock on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D states any intention to or reserves the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than the acquisition or disposition of Common Stock), then the Select Parties Beneficially Own no more than 10% of the outstanding shares of Common Stock; provided, however, that, if the Select Parties cease to be deemed pursuant to clause (A) of this Section 1a(x)(vii) not to be an Acquiring Person by virtue of being required to file a Schedule

13D stating an intention or reserving a right inconsistent with such clause (A), then the Select Parties shall be deemed pursuant to clause (B) of this Section 1a(x)(vii) not to be Acquiring Persons, but only for a limited period following the time the Select Parties ceased to be deemed pursuant to such clause (A) not to be Acquiring Persons (such limited period ending on the earlier of 135 days following the time the Select Parties ceased to be deemed pursuant to such clause (A) not to be Acquiring Persons and 90 days following delivery by the Company to the Select Parties of a “Purchase Notice” or a “Non-Purchase Notice” pursuant to that certain Shareholders Agreement made and entered into as of July 11, 2007, by and between the Company and the Select Parties), without regard to whether the Select Parties Beneficially Own during such limited period more than 10% of the outstanding Common Stock (so long as the Select Parties do not Beneficially Own during such period more than 17.5% of the outstanding Common Stock); and provided, further, that, for all purposes of this Section 1a(x)(vii), the Select Parties shall be deemed not to be Acquiring Persons if (W) at any time there is a reduction in the number of shares of Common Stock outstanding, (X) prior to the time of such reduction in the number of shares of Common Stock outstanding the Select Parties were not, or were deemed not to be, Acquiring Persons, (Y) following the time of such reduction in the number of shares of Common Stock outstanding the Select Parties are, or would be deemed to be, Acquiring Persons, and (Z) following the time of such reduction in the number of shares of Common Stock outstanding the Select Parties do not acquire Beneficial Ownership of any additional shares of Common Stock.

2. The execution and delivery of this Second Amendment has been duly and validly authorized and approved by each of the parties hereto, and no other proceedings (corporate or otherwise) on the part of the parties hereto are necessary to authorize this Second Amendment. This Second Amendment has been duly and validly executed and delivered by each of the parties hereto and constitutes a valid and binding agreement of such parties, enforceable against each of them in accordance with its terms.

3. Except as expressly amended by this Second Amendment, all terms, conditions, and other provisions contained in the Rights Agreement are hereby ratified and reaffirmed. The Rights Agreement, after giving effect hereto, shall remain in full force and effect.

4. Upon execution hereof, each reference in the Rights Agreement to “this Agreement,” “hereby,” “hereunder,” “herein,” “hereof,” or words of like import referred to the Rights Agreement shall mean and refer to the Rights Agreement, as amended by this Second Amendment. In addition, any and all notices, requests, certificates and other instruments executed and delivered after the date hereof may refer to the Rights Agreement without making specific reference to this Second Amendment; but nevertheless all references to the Rights Agreement shall be a reference to such document as amended hereby. If this Second

Amendment is inconsistent with (or affects the interpretations of) unamended portions of the Rights Agreement, the provisions of (or interpretation suggested by) this Second Amendment shall control.

5. This Second Amendment shall be governed by and construed in accordance with Indiana law.

6. This Second Amendment maybe executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

IN WITNESS WHEREOF, the Company and LaSalle Bank National Association, as Rights Agent, have caused this Second Amendment to Rights Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of this 11th day of July, 2007.

Attest: By: Name: Angela M. Hughes Title: Corporate Governance Manager	Franklin Electric Co., Inc. By: Name: Thomas J. Strupp Title: Vice President, Chief Financial Officer and Secretary
Attest: By: Name: Arlene Kaminski Title: Vice President	LaSalle Bank National Association By: Name: Mark F. Rimkus Title: Vice President